UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   (X) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Richard A. Lumpkin
        121 South 17th Street
        Mattoon, Illinois 61938
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        April 2002

   5.   If Amendment, Date of Original (Month/Year):



   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (X) Director ( ) 10% Owner (x) Officer (give title below) (x) Other (specify below)

        Vice Chairman(2)
        Member of 13(d) group owning more than 10%(3)

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (X) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned




                                                                                  5. Amount
                                                                                      of
                                                                                  Securities  6.  Owner-
                                                                                   Benefi-    ship Form:
                   2. Trans-                                                        cially    Direct (D)   7.  Nature of
                    action       3. Trans-          4.  Securities Acquired        Owned at       or          Indirect
     1.  Title of    Date          action                    (A) or              End of Month  Indirect      Beneficial
       Security    (Month /         Code                Disposed of (D)         (Instr. 3 and    (I)         Ownership
      (Instr. 3)   Day/Year)     (Instr. 8)           (Instr. 3, 4 and 5)             4)      (Instr. 4)     (Instr. 4)
      ----------  ----------     ----------           --------------------       -----------  ----------     ----------
                             Code       V       Amount    (A)or(D)      Price
                             ----       --      ------    --------      -----

    Class A       04/16/02   J(1)              271,440       D          (1)                       D
    Common Stock

                  04/16/02   J(1)              (1)           A          (1)          (1)          D

                  04/16/02   J(1)              2,284,303     D          (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             1990 Personal
                                                                                                             Income Trust for
                                                                                                             the Benefit of
                                                                                                             Elizabeth L.
                                                                                                             Celio dated
                                                                                                             April 20, 1990

                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             1990 Personal
                                                                                                             Income Trust for
                                                                                                             the Benefit of
                                                                                                             Elizabeth L.
                                                                                                             Celio dated
                                                                                                             April 20, 1990


                                                                                  5. Amount
                                                                                      of
                                                                                  Securities  6.  Owner-
                                                                                   Benefi-    ship Form:
                   2. Trans-                                                        cially    Direct (D)   7.  Nature of
                    action       3. Trans-          4.  Securities Acquired        Owned at       or          Indirect
     1.  Title of    Date          action                    (A) or              End of Month  Indirect      Beneficial
       Security    (Month /         Code                Disposed of (D)         (Instr. 3 and    (I)         Ownership
      (Instr. 3)   Day/Year)     (Instr. 8)           (Instr. 3, 4 and 5)             4)      (Instr. 4)     (Instr. 4)
      ----------  ----------     ----------           --------------------       -----------  ----------     ----------
                             Code       V       Amount    (A)or(D)      Price
                             ----       --      ------    --------      -----

                  04/16/02   J(1)              2,284,303    D           (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             1990 Personal
                                                                                                             Income Trust for
                                                                                                             the Benefit of
                                                                                                             Benjamin Iverson
                                                                                                             Lumpkin dated
                                                                                                             April 20, 1990

                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             1990 Personal
                                                                                                             Income Trust for
                                                                                                             the Benefit of
                                                                                                             Benjamin Iverson
                                                                                                             Lumpkin dated
                                                                                                             April 20, 1990

                  04/16/02   J(1)              1,852,890    D           (1)          (1)          I          By Trust named
                                                                                                             for Elizabeth L.
                                                                                                             Celio created
                                                                                                             under the Mary
                                                                                                             Green Gallo
                                                                                                             Trust Agreement
                                                                                                             dated December
                                                                                                             29, 1989


                                                                                  5. Amount
                                                                                      of
                                                                                  Securities  6.  Owner-
                                                                                   Benefi-    ship Form:
                   2. Trans-                                                        cially    Direct (D)   7.  Nature of
                    action       3. Trans-          4.  Securities Acquired        Owned at       or          Indirect
     1.  Title of    Date          action                    (A) or              End of Month  Indirect      Beneficial
       Security    (Month /         Code                Disposed of (D)         (Instr. 3 and    (I)         Ownership
      (Instr. 3)   Day/Year)     (Instr. 8)           (Instr. 3, 4 and 5)             4)      (Instr. 4)     (Instr. 4)
      ----------  ----------     ----------           --------------------       -----------  ----------     ----------
                             Code       V       Amount    (A)or(D)      Price
                             ----       --      ------    --------      -----


                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Trust named
                                                                                                             for Elizabeth L.
                                                                                                             Celio created
                                                                                                             under the Mary
                                                                                                             Green Gallo
                                                                                                             Trust Agreement
                                                                                                             dated December
                                                                                                             29, 1989

                  04/16/02   J(1)              1,852,890    D           (1)          (1)          I          By Trust named
                                                                                                             for Benjamin I.
                                                                                                             Lumpkin created
                                                                                                             under the Mary
                                                                                                             Green Gallo
                                                                                                             Trust Agreement
                                                                                                             dated December
                                                                                                             29, 1989

                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Trust named
                                                                                                             for Benjamin I.
                                                                                                             Lumpkin created
                                                                                                             under the Mary
                                                                                                             Green Gallo
                                                                                                             Trust Agreement
                                                                                                             dated December
                                                                                                             29, 1989


                                                                                  5. Amount
                                                                                      of
                                                                                  Securities  6.  Owner-
                                                                                   Benefi-    ship Form:
                   2. Trans-                                                        cially    Direct (D)   7.  Nature of
                    action       3. Trans-          4.  Securities Acquired        Owned at       or          Indirect
     1.  Title of    Date          action                    (A) or              End of Month  Indirect      Beneficial
       Security    (Month /         Code                Disposed of (D)         (Instr. 3 and    (I)         Ownership
      (Instr. 3)   Day/Year)     (Instr. 8)           (Instr. 3, 4 and 5)             4)      (Instr. 4)     (Instr. 4)
      ----------  ----------     ----------           --------------------       -----------  ----------     ----------
                             Code       V       Amount    (A)or(D)      Price
                             ----       --      ------    --------      -----


                  04/16/02   J(1)              327,828      D           (1)          (1)          I          By Richard
                                                                                                             Adamson Lumpkin
                                                                                                             Grandchildren's
                                                                                                             Trust dated
                                                                                                             September 5,
                                                                                                             1980 for the
                                                                                                             benefit of
                                                                                                             Elizabeth L.
                                                                                                             Celio

                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Richard
                                                                                                             Adamson Lumpkin
                                                                                                             Grandchildren's
                                                                                                             Trust dated
                                                                                                             September 5,
                                                                                                             1980 for the
                                                                                                             benefit of
                                                                                                             Elizabeth L.
                                                                                                             Celio

                  04/16/02   J(1)              327,828      D           (1)          (1)          I          By Richard
                                                                                                             Adamson Lumpkin
                                                                                                             Grandchildren's
                                                                                                             Trust dated
                                                                                                             September 5,
                                                                                                             1980 for the
                                                                                                             benefit of
                                                                                                             Benjamin I.
                                                                                                             Lumpkin


                                                                                  5. Amount
                                                                                      of
                                                                                  Securities  6.  Owner-
                                                                                   Benefi-    ship Form:
                   2. Trans-                                                        cially    Direct (D)   7.  Nature of
                    action       3. Trans-          4.  Securities Acquired        Owned at       or          Indirect
     1.  Title of    Date          action                    (A) or              End of Month  Indirect      Beneficial
       Security    (Month /         Code                Disposed of (D)         (Instr. 3 and    (I)         Ownership
      (Instr. 3)   Day/Year)     (Instr. 8)           (Instr. 3, 4 and 5)             4)      (Instr. 4)     (Instr. 4)
      ----------  ----------     ----------           --------------------       -----------  ----------     ----------
                             Code       V       Amount    (A)or(D)      Price
                             ----       --      ------    --------      -----


                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Richard
                                                                                                             Adamson Lumpkin
                                                                                                             Grandchildren's
                                                                                                             Trust dated
                                                                                                             September 5,
                                                                                                             1980 for the
                                                                                                             benefit of
                                                                                                             Benjamin I.
                                                                                                             Lumpkin

                  04/16/02   J(1)              13,930       D           (1)          (1)          I          By Gail G.
                                                                                                             Lumpkin 1998
                                                                                                             QTIP Trust dated
                                                                                                             September 15,
                                                                                                             1998

                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Gail G.
                                                                                                             Lumpkin 1998
                                                                                                             QTIP Trust,
                                                                                                             dated September
                                                                                                             15, 1998

                  04/16/02   J(1)              10,932       D           (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             Trust under the
                                                                                                             Trust Agreement
                                                                                                             dated
                                                                                                             February 6, 1970

                                                                                  5. Amount
                                                                                      of
                                                                                  Securities  6.  Owner-
                                                                                   Benefi-    ship Form:
                   2. Trans-                                                        cially    Direct (D)   7.  Nature of
                    action       3. Trans-          4.  Securities Acquired        Owned at       or          Indirect
     1.  Title of    Date          action                    (A) or              End of Month  Indirect      Beneficial
       Security    (Month /         Code                Disposed of (D)         (Instr. 3 and    (I)         Ownership
      (Instr. 3)   Day/Year)     (Instr. 8)           (Instr. 3, 4 and 5)             4)      (Instr. 4)     (Instr. 4)
      ----------  ----------     ----------           --------------------       -----------  ----------     ----------
                             Code       V       Amount    (A)or(D)      Price
                             ----       --      ------    --------      -----



                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             Trust under the
                                                                                                             Trust Agreement
                                                                                                             dated
                                                                                                             February 6, 1970

                  04/16/02   J(1)              1,852,832    D           (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             Trust under the
                                                                                                             Trust Agreement
                                                                                                             dated May 13,
                                                                                                             1978

                  04/16/02   J(1)              (1)          A           (1)          (1)          I          By Richard
                                                                                                             Anthony Lumpkin
                                                                                                             Trust under the
                                                                                                             Trust Agreement
                                                                                                             dated May 13,
                                                                                                             1978


                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                        9.        10.
                     2.                          5.                                                   Number    Owner-
                   Conver-                     Number                                                   of       ship
                    sion                      of Deriv-                                               Deri-     Form of     11.
                     or                         ative                                                 vative    Deriva-   Nature
           1.       Exer-                      Secur-                          7.                    Securi-     tive     of In-
         Title      cise      3.                ties           6.            Title           8.        ties    Security:  direct
           of       Price   Trans-    4.      Acquired        Date            and          Price     Benefi-    Direct     Bene-
        Deriva-      of     action  Trans-     (A) or     Exercisable      Amount of         of       cially      (D)     ficial
          tive      Deri-    Date   action    Disposed     and Expir-      Underlying     Deriva-    Owned at   or In-    Owner-
         Secur-    vative  (Month/   Code      of (D)        ation         Securities       tive      End of    direct     ship
          ity      Secur-    Day/   (Instr.  (Instr. 3,   Date (Month/     (Instr. 3      Security    Month       (I)     (Instr.
       (Instr. 3)    ity    Year)     8)      4 and 5)     Day/ Year)        and 4)      (Instr. 5) (Instr. 4)(Instr. 4)    4)
       ----------  ------   ------ --------  ----------   ------------     ----------    ---------  ---------- ---------  -------
                                                         Date
                                                         Exer-  Expir-           Amount or
                                                         cis-   ation            Number of
                                   Code  V    (A)   (D)  able   Date     Title   Shares
                                   --------  ----  ----  -----  -----    ----    ---------










     Explanation of Responses:

        (1)  Pursuant to the Issuer's First Amended Plan of Reorganization under Chapter 11 of the
             United States Bankruptcy Code (the "Plan"), all then-outstanding shares of old Class
             A Common Stock were cancelled as of April 16, 2002, the Effective Date of the Plan.
             A copy of the Plan is field as Exhibit 2.2 to the Issuer's Current Report on 8-K filed with the Securities and Exchange Commission on April 22, 2002.  Under the Plan,
             each holder of old Class A Common Stock as of April 5, 2002 (the "Distribution Record
             Date") is entitled, together with holders of Allowed Securities Claims (as defined in the Plan), in full satisfaction, release and discharge of such interests, in a pro rata share of 54,775,663 shares of the Company's new Class A Common Stock.  Under the terms of the Plan and by order of the Bankruptcy Court, 18,000,000 shares of such new
             Class A Common Stock are currently held in a Disputed Claims Reserve (as defined in the Plan).  Accordingly, the initial distribution to holders of old Class A Common






             Stock will be a pro rata share of 36,775,663 shares of new Class A Common Stock, which equals approximately .058584 shares of new Class A Common Stock for each share of old Class A Common Stock held on the Distribution Record Date.  Upon the final determination of the amount of any Allowed Securities Claims, if any, holders of old
             Class A Common Stock as of the Distribution Record Date may be entitled to additional distribution of new Class A Common Stock under the Plan.

        (2)  Resigned as a director and Vice Chairman of the Issuer effective April 6, 2002, solely to consider a potential bid for Illinois Consolidated Telephone Company
             ("ICTC") which the Issuer has agreed to sell as part of its restructuring.  Prior to the acquisition of the business by Issuer in 1997, ICTC had been owned by the Lumpkin family since its founding in 1894.

        (3)  As a party to (i) the Third Amended and Restated November 1998 Stockholders
             Agreement dated March 10, 2000, among the Issuer, Alliant Energy Corp., Alliant
             Energy Investments, Inc., Heartland Properties, LNT Communications LLC, Alliant
             Energy Foundation, Clark E. McLeod, Mary McLeod, Richard A. Lumpkin and each of the former shareholders of Consolidated Communications, Inc.("CCI"), and certain transferees of the former CCI shareholders as listed on Schedule I thereto and (ii)
             the Third Amended and Restated January 1999 Stockholders' Agreement dated March 10,
             2000, among the Issuer, Alliant Energy Corp., Alliant Energy Investments, Inc.,
             Heartland Properties, LNT Communications LLC, Alliant Energy Foundation, Clark E.
             McLeod, Mary McLeod, Richard A. Lumpkin and each of the former shareholders of CCI and certain permitted transferees of the former CCI shareholders as listed on
             Schedule I thereto, M/C Investors, L.L.C., and Media/Communications Partners III
             Limited Partnership, (together the "Stockholders' Agreements"), Richard A. Lumpkin was, for purposes of Section 13(d) of the Securities Exchange Act, a member of a group that together owned more than 10% of the Issuer's Class A Common Stock. By operation of their terms, the Stockholders' Agreements expired on December 31, 2001 and Richard A. Lumpkin ceased to be a member of a group for purposes of Section 13(d)
             of the Exchange Act.  Copies of the Stockholders' Agreements are filed as Exhibits to
             Richard A. Lumpkin's Schedule 13D/A filed with the Securities and Exchange Commission on March 10, 2000.






   SIGNATURE OF REPORTING PERSON:

        Richard A. Lumpkin


        DATE: May 10, 2002